SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )

NexGen Energy Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

65340P106
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65340P106
1	NAMES OF REPORTING PERSONS Queen’s Road Capital Investment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,594,133
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 17,594,133
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,594,133
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.54*
12	TYPE OF REPORTING PERSON (See Instructions) FI

*	Based on 381,830,205 common shares of the issuer outstanding as of December 31, 2020.

Item 1.

(a)	Name of issuer:

NexGen Energy Ltd.

(b)	Address of issuer’s principal executive offices:

Suite 3150, 1021 West Hastings Street
Vancouver, British Columbia V6E 0C3

Canada

Item 2.

(a)	Name of person filing:

Queen’s Road Capital Investment Ltd.

(b)	Address of principal business office or, if none, residence:

Cheung Kong Centre

Suite 2006, 2 Queen’s Road Central

Hong Kong, Hong Kong

(c)	Citizenship:

The reporting person is a Cayman Islands corporation

(d)	Title of class of securities:

Common shares

(e)	CUSIP No.:

65340P106

Item 3.

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 17,594,133 common shares

This number includes:

●	12,065,667 outstanding common shares, and

●	5,528,466 common shares that the reporting person has a right to acquire upon conversion of US$15 million principal amount of the issuer’s five-year, 7.5% unsecured convertible debentures (the “Debentures”). Rule 13d-3(d)(1) provides that securities are deemed to be beneficially owned if one has a right to acquire beneficial ownership of those securities within 60 days, including through the conversion of a security. The Debentures are convertible at a price of C$2.34 per common share using the C$-US$ daily average rate of exchange published by the Bank of Canada on the business day prior to conversion. Based on the Bank of Canada’s 0.773 daily exchange rate on December 31, 2020, the reporting person had the right to acquire 5,528,466 common shares upon conversion of the Debentures.

(b)	Percent of class: 4.54%

This percentage was calculated based on a total of 381,830,205 shares outstanding as of December 31, 2020.

(c)	Number of shares as to which the reporting person had:

(i)	Sole power to vote or to direct the vote:

17,594,133

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

17,594,133

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2023

QUEEN’S ROAD CAPITAL INVESTMENT LTD.

By:	/s/ Vicki Cook
Vicki Cook, Chief Financial Officer

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